May 22, 2006

VIA EDGAR

Nili Shah

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Rowe Companies
Form 10-K for the fiscal year ended November 27, 2005
Filed February 24, 2006
File No. 1-10226

Dear Ms. Shah:

This letter responds to the additional comments raised in your letter dated May 8, 2006 regarding the Annual Report on Form 10-K of The Rowe Companies (“we” or the “Company”) for the fiscal year ended November 27, 2005 filed on February 24, 2006. Our responses are numbered to correspond to the numbered comments in your letter.

1. We wish to clarify the amounts of the factors that accounted for the $14.9 million decline in manufacturing (i.e., wholesale) segment operating income. We accounted for somewhere between 60% and 90% of the $14.9 million decline in wholesale segment operating income as being ERP/disruption related, depending on how much of the $4.5 million listed below is assumed to be ERP/disruption related. Our explanation, which was also part of our response to comment 6 of your previous letter, accounted for $1.5 million (10%) of material price increases as clearly not disruption related; $9 million, or 60% (consisting of $2.2 million of lost gross margin and uncovered fixed overhead costs on the $6.4 million decline in sales; $2.2 million of direct labor; $3.1 million of variable overhead costs including overtime premiums, customer service costs and overhead labor; and $1.4 million of third party transportation costs incurred to expedite shipments to dealers) as directly attributed to the disruption; and $4.5 million of other items that were due to a combination of causes that were not specifically attributed either way, in part due to the relative immateriality of other identifiable items. Perhaps we could have reduced the $4.5 million with various other individually small items, but we believe we had materially accounted for the change.

Regarding your second point under item 1, our accounting for discounts is, and has been, performed in accordance with EITF 01-9. The reason we were not able to quantify the impact across the two years was that the old system reported shipments net of discounts such that the magnitude of discounts was not discernible, while the new system reports gross shipments and discounts in arriving at net shipments, readily identifying the magnitude of discounts post implementation of the new system in all periods. In all periods, shipments were reported net of discounts. This is a tracking issue, not an accounting issue.

Ms. Nili Shah

Securities and Exchange Commission

May 22, 2006

2. We have goodwill allocated to only one reporting unit, the wholesale segment, as noted on page 33 of our 2005 annual report. Goodwill totals $13.2 million. The carrying value (book value) of this segment was $47.3 million as of May 2005, and $29.6 million as of November 2005. The fair value of this segment was calculated as $149.1 million at May 2005, and $126.7 million in November 2005, based on a discounted cash flow model. The fair value of the goodwill itself was calculated, at the mid range estimates for EBITDA multiple and discount rate, at $70.7 million at May 2005, and at $39.2 million at November 2005, both in excess of the goodwill book value of $13.2 million. Because the operating results in the first quarter of 2006 were only slightly below those reflected in the projections used to calculate fair value in November, we did not see a reason to re-evaluate goodwill in the first quarter. We will perform our annual assessment as of the end of the May 2006, and in the future as conditions warrant. An impairment charge, if any, we would take in the future in connection with our existing goodwill would be associated with the wholesale segment.

We use our strategic planning forecasts as the basis for our goodwill valuations. Such forecasts go through an extensive process of review of the reasonableness of the underlying assumptions, and have also been used to support our bank financing efforts, including the refinancing completed in January 2006. There are over a dozen major assumptions that factor into these computations, including, among others, sales growth rates for both the wholesale and retail segments, mix of retail business, gross margin assumptions at standard cost, impact of manufacturing cost variances, impact of non-manufacturing costs of shipments (such as commission percentages, sales incentives, etc.), EBITDA multiples and discount rates. Several of these assumptions have multiple components within them; for example, the retail segment sales growth rate would be comprised of a same store growth rate for existing stores, expected number of and timing for new store openings, as well as growth rates for catalogue and internet based sales efforts. When we generate these forecasts, we do perform some sensitivity analysis using different EBITDA multiples (20% above and below the midrange estimate) and a range of discount rates (2% above and below the midrange estimate). No impairment has been indicated to date by any combination of these EBITDA multiples and discount rates.

3. In evaluating the need for a valuation allowance for the NOL carryforwards created in 2005, we did not specifically consider the timing of the reversal of our deferred tax liabilities, as we have until 2025 to utilize these NOL’s. Our expectations as of the end of fiscal 2005 reflected a return to profitability by 2007. While our operating results had been declining somewhat in recent years, that decline, particularly during 2005 and late 2004, was largely related to distractions from the preparation for, and disruptions following, the ERP systems implementation in 2004. The projections at the end of 2005 for 2006 and beyond anticipated an initial decline in orders/shipments, followed by an increase in the second quarter. When orders early in the second quarter were below our expectations, we took steps to reduce our costs in line with our expectations for lower shipments. Since mid-April, we have exceeded our lowered expectations for incoming orders, which all else being equal, would lead to somewhat improved results compared to our most recent projections.

Ms. Nili Shah

Securities and Exchange Commission

May 22, 2006

At this time, the only significant tax planning strategies available to us include converting our retail inventory from LIFO to FIFO, and the sale and leaseback of our manufacturing facilities. At this time, we do not anticipate availing ourselves of either of these options in the near future.

In 2005, our effective tax rate as estimated at the beginning of the year was essentially identical to the actual effective tax rate as computed at the end of the year, with the exception of the changes in the reserves and the recognition during 2005 of the additional tax credits reflected in the amended 2003 and 2004 returns completed during 2005. As such, we do not expect, at this time, to modify our effective tax rate for 2006. We will continue to monitor our tax position as the year progresses. Future disclosures will include, depending on the circumstances, a statement that we have not reserved certain deferred tax assets based on our expected return to profitability.

4. As state tax authorities have made and won challenges in recent years to structures and positions similar to several we have utilized, and as discussions around the FASB interpretation on uncertain tax positions has evolved, we have worked to ensure that our existing reserve position is appropriate in light of our tax positions and the potential for state tax audits. We do not, and have not, believed we have had any significant federal tax exposure necessitating a reserve. During 2005, we completed several state audits with generally favorable results, as well as a federal audit that involved only a timing delay in a pair of deductions from one year to the following year. Based upon these results, we reduced the reserves associated with these states and tax years. As additional audits are completed or tax years pass unchallenged, we will continue to reduce the reserves related to these states and time periods. At this time, however, we do not believe there is a reason to recognize a benefit on releasing these reserves. We will supplementally provide you with the information you have requested regarding the rollforward of our reserves.

The benefits recognized on amended prior year returns consisted of three primary items. In 2003, we sold a subsidiary, The Mitchell Gold Company. In our provision and return for 2003, we made two estimates which were subsequently adjusted relating to this transaction. First, we underestimated the tax benefit to be recognized from this sale due to adjustments to the tax basis of this subsidiary ($272,000). Second, we offset the capital loss recognized on this sale against the operating income of the rest of the Company in 2003. We also recognized benefits for tax credits, primarily related to worker training and capital investment, related to the ERP systems implementation ($104,000 in total).

Ms. Nili Shah

Securities and Exchange Commission

May 22, 2006

5. Our restructurings in October 2005, January 2006 and April 2006 did not rise to the level of exit or disposal activities as those terms are defined in FAS 146. We did not shut down a plant, close down a product line or any similar activity covered by FAS 146. We did, however, make some operating changes, and we did reduce headcount in our wholesale unit, primarily factory line employees, in response to a decline in incoming orders. We also eliminated a relatively small number of administrative positions and management (approximately 15 positions total) for which we agreed to pay severance benefits. Generally, most of the people involved received three months of severance; two received six months; and one received nine months. We did not prepare a table of these costs because we did not see that they fell under the guidelines of FAS 146 specifically requiring such a table, nor were they material enough to warrant a table on their own. As of the end of the second quarter of 2006, the expected remaining liability will be less than $100,000 for these past severance costs, most of which will be paid during the third quarter of fiscal 2006.

The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response letter, please do not hesitate to call me at (540) 444-5077.

Sincerely,

By:	/s/ Garry W. Angle
Garry W. Angle Vice President-Treasurer

cc:	Jenn Do, Division of Corporation Finance
Ken Smith, BDO Seidman, LLP
Darlene Leonard, BDO Seidman, LLP
Craig M. Scheer, P.C., Silver, Freedman & Taff, L.L.P.